

July 10, 2012

Via E-mail
David A. Dye
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

> **Re:** **Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2011**
> **Filed March 12, 2012**
> **Form 8-K**
> **Filed April 26, 2012**
> **File No. 000-49796**

Dear Mr. Dye:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investments, page 53

1. Tell us what consideration you gave to disclosing your policy for assessing impairment of your debt securities investments. We refer you to ASC 320-10-35. In addition, we note

that some of your investments are in unrealized loss positions that are not other-than-temporarily impaired. We refer you to ASC 320-10-50-6 through 50-8.

Note 8. Financing Receivables, page 62

2.   Tell us what consideration you gave to disclosing all of the information required by ASC 310-10-50 in the notes to your interim and annual financial statements. In this regard, tell us how you comply with each of the applicable disclosure requirements. Provide us with any proposed revisions to your disclosures in future filings.

Form 8-K filed April 26, 2012

Exhibit 99.1

Unaudited Other Supplemental Information

3.   To the extent you present the non-GAAP liquidity measure of "free cash flow," please include all of the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via E-mail</u>
        Timothy W. Gregg, Esq.
        Maynard Cooper & Gale PC